Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-1

VS Trust

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price		Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Exchange-Traded Vehicle Securities	VS Trust, on behalf of 3x Gold ETF 3x Silver ETF 3x Bitcoin ETF 3x Ether ETF 3x Crude Oil ETF 3x Natural Gas ETF Common Units of Beneficial Interest	(1)	457(u)		$	$			$

Total Offering Amounts:								$0.00			0.00
Total Fees Previously Paid:
Total Fee Offsets:											0.00
Net Fee Due:											$0.00

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Offering Note(s)

(1)	The registration statement covers an indeterminate amount of securities to be offered or sold and the filing fee will be calculated and paid in accordance with Rule 456(d) and Rule 457(u).